FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-266405

November 6, 2023

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

5.900% Senior Notes due 2026

6.000% Senior Notes due 2028

6.200% Senior Notes due 2030

6.700% Senior Notes due 2053

Issuer:	Enbridge Inc.
Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.
Issue of Securities:	5.900% Senior Notes due 2026	6.000% Senior Notes due 2028	6.200% Senior Notes due 2030	6.700% Senior Notes due 2053
Principal Amount:	US$750,000,000	US$750,000,000	US$750,000,000	US$1,250,000,000
Coupon:	5.900%	6.000%	6.200%	6.700%
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2024.	Semi-annually on May 15 and November 15, commencing on May 15, 2024.	Semi-annually on May 15 and November 15, commencing on May 15, 2024.	Semi-annually on May 15 and November 15, commencing on May 15, 2024.
Maturity Date:	November 15, 2026	November 15, 2028	November 15, 2030	November 15, 2053
Treasury Benchmark:	4.625% due October 15, 2026	4.875% due October 31, 2028	4.875% due October 31, 2030	3.625% due May 15, 2053
U.S. Treasury Yield:	4.738%	4.605%	4.660%	4.840%
Spread to Treasury:	+1.170%	+1.420%	+1.570%	+1.870%
Re-offer Yield:	5.908%	6.025%	6.230%	6.710%
Initial Price to Public:	99.977%	99.892%	99.830%	99.870%
Minimum Denominations:	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000	US$2,000 x $1,000
Optional Redemption:

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after October 15, 2026, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than one month prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after October 15, 2028, the date that is one month prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than two months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after September 15, 2030, the date that is two months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after May 15, 2053, the date that is six months prior to the maturity date, for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +20 bps	U.S. Treasury +25 bps	U.S. Treasury +25 bps	U.S. Treasury +30 bps
CUSIP / ISIN:	29250N BW4 / US29250NBW48	29250N BX2 / US29250NBX21	29250N BY0 / US29250NBY04	29250N BZ7 / US29250NBZ78
Trade/Pricing Date:	November 6, 2023
Settlement Date*:	November 9, 2023 (T+3)
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC
Co-Managers:

BofA Securities, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

SG Americas Securities, LLC

Truist Securities, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

*The issuer expects that delivery of the Notes will be made against payment therefor on or about November 9, 2023, which will be the third business day following the date of pricing of the Notes (this settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated November 6, 2023.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

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Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC collect at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Mizuho Securities USA LLC toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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